Contacts:	Media Relations	Laura Conn, Investor Relations
	(800) 775-7290	(972) 770-5810

BRINKER INTERNATIONAL INCREASES PURCHASE PRICE

AND EXTENDS EXPIRATION OF TENDER OFFER

DALLAS (Sept. 26, 2006) – Brinker International, Inc. (NYSE: EAT) announced today that it is increasing the purchase price and decreasing the number of shares sought in its previously announced modified “Dutch auction” tender offer.   Brinker is now offering to purchase up to 11,250,000 shares of its outstanding common stock at a price per share not greater than $40.00 and not less than $35.25, for a maximum aggregate purchase price of $450 million.

The company is extending the expiration date of the tender offer to midnight, Eastern Time, on Oct. 11, 2006.   Under the terms of the tender offer, Brinker reserves the right to further extend the period of time the offer is open by notice to the depositary and making a public announcement of such extension.

All shareholders will be receiving a new Letter of Transmittal.  Shareholders who have already tendered shares and indicated that they would accept the final price determined by the company in the tender offer, and do not wish to change that direction, do not need to take any action in response to the extension.  Shareholders who have already tendered shares at a specified price must deliver a new Letter of Transmittal to the depositary.

As of 5 p.m. Eastern Time, on Sept. 25, 2006, a total of 3,569 shares of common stock have been deposited under the tender offer, including shares subject to guaranteed delivery.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the company’s common stock.  The solicitation of offers to buy the company’s common stock is being made only pursuant to the Offer to Purchase, dated Aug. 29, 2006 and the related letter of transmittal distributed by the company to its shareholders and filed with the Securities and Exchange Commission.  Shareholders should read those materials carefully because they will contain important information, including the various terms and conditions to the tender offer.  Shareholders may obtain copies of the Offer to Purchase, related materials filed by the company as part of the statement on Schedule “TO” and other documents filed with the Securities and Exchange Commission through the Commission’s internet address at www.sec.gov without charge when these documents become available.  Shareholders and investors may also obtain a copy of these documents, as well as any other documents the company has filed with the Securities and Exchange Commission, without charge, from the company or at the Investor Relations section of the company’s website:  www.brinker.com.  Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer.  Shareholders and investors who have questions or need assistance may call D. F. King at (800) 578-5378 (toll free) or (212) 269-5550 (collect).

At the end of fiscal year 2006, Brinker International either owned, operated, or franchised 1,622 restaurants under the names Chili’s Grill & Bar (1,200 units), Romano’s Macaroni Grill (241 units), Maggiano’s Little Italy (37 units), and On The Border Mexican Grill & Cantina (144 units).

The statements contained in this release that are not historical facts are forward-looking statements. These forward-looking statements involve risks and uncertainties and, consequently, could be affected by general business and economic conditions, the impact of competition, the impact of acquisitions and divestitures, the seasonality of  the company’s business, adverse weather conditions, future commodity prices, fuel and utility costs and availability, terrorists acts, consumer perception of food safety, changes in consumer taste, health epidemics or pandemics, changes in demographic trends, availability of employees, unfavorable publicity, the company’s ability to meet its growth plan, acts of God, governmental regulations, and inflation.

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